

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Xiuzhi Li
Chief Executive Officer
H&H Global Corp.
87 N. Raymond Ave, Suite 200
Pasadena, CA 91103

>       **Re:  H&H Global Corp.**
>           **Offering Statement on Form 1-A**
>           **Filed March 18, 2021**
>           **File No. 024-11488**

Dear Ms. Li:

   We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1.   We note that this filing is substantially similar to a Form 1-A filed by W.Y Group Inc., which was declared effective on April 2, 2021.  In this regard, we note that the companies have the same corporate address and corporate phone number; list virtually identical risk factors; disclose the same use of proceeds; and use the same offering structure, including price and volume of securities offered.  We also note that the listed officers have substantially identical biographies except for changed names.  Please explain the substantial similarities between the filings, including why the listed officers have essentially identical biographies and why the biography of your CEO on your website does not appear to match the one included in this filing.

2.   Please confirm that your CEO primarily directs, controls, and coordinates your activities from the United States or Canada.  See Rule 251(b) of Regulation A and Compliance and

Disclosure Interpretation No. 182.03.

<u>Governing Law and Legal Venue, page 12</u>

3.  Please revise this risk factor and the disclosure on page 22 to clarify that the exclusive forum provision is contained in your subscription agreement.

<u>Status as Not a Shell Company, page 12</u>

4.  Please revise the second paragraph to clarify the activities that the company is actively engaged in.  In this regard, we note that the company has not listed or identified any activities.

<u>About the Company, page 18</u>

5.  We note references throughout this section regarding the creation of a membership program with cryptocurrency incentives.  We also note that your website indicates that you are "integrated with ICOs."  Please tell us how you will determine whether the digital assets you intend to distribute are securities; include your *Howey* analysis in your response.  Please add risk factor disclosure discussing that federal and state securities laws may apply to the distribution of your digital assets.

     We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

     You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you

Xiuzhi Li
H&H Global Corp.
April 15, 2021
Page 3

have questions regarding comments on the financial statements and related matters.  Please contact Donald Field at 202-551-3680 or Charles Guidry at 202-551-3621 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services